# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TOFUTTI BRANDS INC, CIK 0000730349
CUSIP: 88906B105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 105 NEWFIELD AVENUE, SUITE H, EDISON, New Jersey (NJ), 08837
Date of event which requires filing of this statement: 02/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001994334

## Reporting persons
- A-6684 Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 357,000; sole dispositive power 0; shared dispositive power 357,000; aggregate amount beneficially owned 357,000 (6.9% of the class)
- A-6684 Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 45,000; sole dispositive power 0; shared dispositive power 45,000; aggregate amount beneficially owned 45,000 (0.9% of the class)
- HNA (Noise and Vibration Control) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 35,000; sole dispositive power 0; shared dispositive power 35,000; aggregate amount beneficially owned 35,000 (0.7% of the class)
- Mordechai Rapaport: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; sole voting power 10,000; shared voting power 437,000; sole dispositive power 10,000; shared dispositive power 437,000; aggregate amount beneficially owned 447,000 (8.7% of the class)

## Item 1. Issuer
Name of issuer: TOFUTTI BRANDS INC
Address of issuer's principal executive offices: 105 NEWFIELD AVENUE, SUITE H, EDISON, NEW JERSEY, 08837

## Item 2. Person Filing
Name of person filing:
(i) A-6684 Ltd. is the sole owner of HNA.
(ii) A-6684 Capital Ltd.
(iii) HNA (Noise and Vibration Control) Ltd.
(iv) Mordechai Rapaport is the sole owner of A-6684 Capital and, through various investment vehicles controls, A-6884 Ltd. and HNA.
Address of principal business office or, if none, residence:
(i) The principal executive office of A-6684 Ltd. is Mikha 24, Tel Aviv, 6311130 Israel.
(ii) The principal executive office of A-6684 Capital is Mikha 24, Tel Aviv, 6311130 Israel.
(iii) The principal executive office of HNA is Leon Schreiber St 10, Timorim, 510758634 Israel.
(iv) The principal executive office of Mr. Rapaport is Mikha 24, Tel Aviv, 6311130 Israel.
Citizenship:
(i) A-6684 Ltd was organized in Israel.
(ii) A-6684 Capital was organized in Israel.
(iii) HNA was organized in Israel.
(iv) Mr. Rapaport is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) A-6684 Ltd. owns 357,000 shares of Common Stock.
(ii) A-6684 Capital owns 45,000 shares of Common Stock.
(iii) HNA owns 35,000 shares of Common Stock.
(iv) Mordechai Rapaport owns 10,000 Ordinary Shares.
Percent of class:
(i) For Mr. Rapaport: 8.67%.
(ii) For A-6684 Ltd.: 6.93%.
(iii) For A-6684 Capital: 0.87%.
(iv) For HNA: 0.68%.
Sole power to vote or to direct the vote:
(A) For Mr. Rapaport: 10,000 shares of Common Stock.
(B) For A-6684 Ltd.: 0 shares of Common Stock.
(C) For A-6684 Capital: 0 shares of Common Stock.
(D) For HNA: 0 shares of Common Stock.
Shared power to vote or to direct the vote:
(A) For Mr. Rapaport: 447,000 shares of Common Stock.
(B) For A-6684 Ltd.: 357,000 shares of Common Stock.
(C) For A-6684 Capital: 45,000 shares of Common Stock.
(D) For HNA: 35,000 shares of Common Stock.
Sole power to dispose or to direct the disposition:
(A) For Mr. Rapaport: 10,000 shares of Common Stock.
(B) For A-6684 Ltd.: 0 shares of Common Stock.
(C) For A-6684 Capital: 0 shares of Common Stock.
(D) For HNA: 0 shares of Common Stock.
Shared power to dispose or to direct the disposition:
(A) For Mr. Rapaport: 447,000 shares of Common Stock.
(B) For A-6684 Ltd.: 357,000 shares of Common Stock.
(C) For A-6684 Capital: 45,000 shares of Common Stock.
(D) For HNA: 35,000 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A attached

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The members of the group are A-6684 Ltd., A-6684 Capital, HNA and Mr. Rapaport.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
A-6684 Ltd. is the parent holding company of, and holds 100% of the equity interests in, HNA (Noise and Vibration Control) Ltd. Both entities are companies organized under the laws of Israel.

## Signatures
- A-6684 Ltd.: Mordechai Rapaport, Chairman and CEO (02/03/2025)
- A-6684 Capital Ltd.: Mordechai Rapaport, Sole Owner and CEO (02/03/2025)
- HNA (Noise and Vibration Control) Ltd.: Mordechai Rapaport, Chairman (02/03/2025)
- Mordechai Rapaport: Mordechai Rapaport, Mr. Mordechai Rapaport (02/03/2025)